Investor

RECEIVED

2004 JUN 28 P 12: 01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030995

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

June 21, 2004

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

dlw 6/29

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

82-34698

Press Release

Stockholm, June 21, 2004

Prior to the extraordinary meeting of Ainax shareholders on July 1, 2004, Investor AB hereby reports that it holds 4,241,957 shares in Ainax.

Investor's holding in Ainax corresponds to 15.5 percent of the votes and share capital.

INVESTOR AB

For further information:

Oscar Stege Unger, Investor Relations Officer: +46 8 614 20 59, +46 70 624 2059

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.